SCRIPT SAMPLE:

ISSAC, mid-30's, pale, unhealthy, fragile. He grabs a menu and looks across the way.

An OLD COUPLE in a booth sit next to one another. The HUSBAND staring out the window, the WIFE glaring at Issac.

Issac gazes back. Coffee and untouched FOOD sits in front of them. Chewing GUM can be heard.

The OLD LADY smiles.

A BODY WALKS into frame and covers up the Old Lady in the BACKGROUND.

                    CASSI
              Late night huh?

Issac drops the menu. He looks up.

CASSI, mid 20's, the girl next door from the movies, smiles at Issac's awkwardness. Slow motion shot of her smile.

Issac shaken, picks the menu back up.

                 CASSI (CONT'D)
          Can I start you off with something
          to drink? (Chewing gum)

Issac avoids eye contact and scans the Menu.

                    ISSAC
              Yes. Do you have.

Cassi finishes his sentence.

                    CASSI
               Milk?



DEATH IS FOREVER. ISSAC A FILM BY JOSH WEBBER


DOVE CAMERON
Cassi
A FILM BY JOSH WEBBER
ISSAC
DEATH IS FOREVER.



